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direct dial 404 815 6444
direct fax 404 541 3402
October 19, 2004	DStockton@KilpatrickStockton.com

VIA EDGAR

H. Roger Schwall
Associate Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:	James River Coal Company Form S-1 filed August 13, 2004 File No. 333-118190

Dear Mr. Schwall:

          At the request and on behalf of our client, James River Coal Company (the “Company”), we hereby file on its behalf, via EDGAR, Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 2”).  Amendment No. 2 includes revisions made in response to the comment letter dated October 8, 2004 from the Staff.

          We provide below additional responses to the Staff’s comments.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response.  A copy of this letter, along with three marked-to-show-changes courtesy copies of the Amendment, are being sent to the Staff by courier delivery.

          Unless the context requires otherwise, references to we, our, us, James River or the Company in this letter refer to James River Coal Company.

          Please note that all share and per share information in Amendment No. 2 relating to periods after the Company’s emergence from Chapter 11 bankruptcy proceedings reflects a two-for-one stock split to be effected as of October 22, 2004, in the form of a 100% stock dividend.

H Roger Shwall October 19, 2004 Page 2

General Comments

1.	For each amendment, file electronically via EDGAR both a marked and an unmarked version. Refer to Rule 472 and Item 310 of Regulation S-T.

Response:

We have filed electronically via EDGAR both a marked and an unmarked version of Amendment No. 2, as requested.

2.

We have reviewed your response to prior comment number 22.  Supplementally support your conclusions that your financial results and financial position as of April 30, 2004 as compared to May 6, 2004 are not materially different.  If this is true, expand your financial statement disclosure to clearly explain that you have applied fresh start accounting as of April 30, 2004 rather than the date that you emerged from bankruptcy.  Explain why the financial statements as of April 30, 2004 and May 6, 2004 are not materially different and more clearly explain how you have accounted for your senior secured credit facility transaction which occurred on May 6, 2004.  We may have further comment.

Response:

We believe that the use of April 30, 2004 to apply fresh start accounting is acceptable under the provisions of SOP 90-7, paragraph 38.  Paragraph 38 states “the reorganization value for the entity should be allocated to the entity’s assets in conformity with the procedures specified by FASB Statement No. 141, Business Combinations.”  Paragraph 48 of SFAS 141 allows us “for convenience, [to] designate as the effective date the end of an accounting period between the dates a business combination is initiated and consummated.”  The Staff has acknowledged the use of a convenience date in Section M of its Division of Corporation Finance Current Accounting and Disclosure Issues dated August 31, 2001.  Section M states that “a different date [other than the date consideration is exchanged for the business] for convenience is permitted in limited circumstance” and “recognizes the difficulty of completing a closing of financial books on a date other than at a month or quarter’s end.”  No material matters or changes in our business occurred from April 30, 2004 through May 6, 2004, and the composition of our assets and liabilities did not change significantly after April 30, 2004 and prior to May 6, 2004.  We have expanded our financial statement disclosures on F-8, F-44 and F-49 to more clearly explain that we applied fresh start accounting as of April 30, 2004.

H Roger Shwall October 19, 2004 Page 3

The secured credit facility transaction occurred on May 6, 2004 and was accounted for on that date.  We have removed the reference to the Senior Secured Credit Facility from pages F-50, F-51, F-52 and F-53 of our financial statements to clarify this matter.

Chapter 11 Reorganization - page 21

3.

Clarify that the discussion contains a summary of all material information about the reorganization.  We note your suggestion that the discussion “highlights material information.”  Refer to prior comment 14.

Response:

We have revised the disclosure, on page 16 of Amendment No. 2, to confirm that the discussion contains a summary of all material information about the reorganization.

Management’s Discussion and Analysis - page 33

4.

We note your response to previous comment 17.  Revise your MD&A to discuss any material impact the decrease in sales to Georgia Power will have on your operations.  If you do not expect the decrease to have a material impact, please explain.

Response:

We have added a sentence on page 24 of our MD&A disclosure to state our belief that the decrease in the percentage of tons shipped to Georgia Power will not have a material impact on our future revenues.

Liquidity and Capital Resources - page 49

5.	Expand your discussion at page 51 of the covenants in your credit facilities to clarify whether you expect the restrictions to have a material impact on your liquidity or operations.

Response:

We have added a sentence on page 37 of our MD&A disclosure to clarify that we do not believe the covenant restrictions in our credit facilities will have a material impact on our liquidity or operations.

H Roger Shwall October 19, 2004 Page 4

6.

We have reviewed your response to prior comment number 37 and do not agree with your conclusion.  We note that you state that your revenue was impacted by decreased quantities of coal available to sell.  To the extent that you expect this downward trend to continue or that you expect to have more coal available to sell in the future, either as a result in increases in your proven and probable reserves or from the purchase of coal from third parties, expand your discussion of liquidity to address how the level of coal available for sale, including your proven and probable reserves, impacted your historical cash flows and are expected to impact your future cash flows.  Refer to Item 303(a) of Regulation S-K.

Response:

We have included a new paragraph on page 35 of the “Liquidity and Capital Resources” section addressing how the level of coal available for sale has impacted, and is expected to impact, our cash flow from operations.  We also have added a comparable paragraph in the introduction to our MD&A section, on page 24 of Amendment No. 2.

Business

Reserves – page 48

7.	We note your response to our prior comment number 45. Please modify your disclosure to address all the items related to your change in estimate. We refer you to Paragraph 33 of APBO 20.

Response:

We periodically update our reserve estimates and make necessary changes as a result of:

•	Continuation of our exploration activities (drilling program), which better define the areas being evaluated as we obtain more detailed information; and

•

Changes in reserve estimates due to conditions encountered during mining activities, such as favorable or poor roof conditions, more or less favorable seam height thickness, sandstone rolls and other geological conditions.

Both of these activities can result in increases or decreases in our reserve estimates.  We believe that this is an estimate made each period in the ordinary course of accounting for reserves.  Therefore, we believe that disclosure of the income statement and per share impact is not required under Paragraph 33 of APB 20.  We believe that the $0.10 per ton increase in depreciation, depletion and amortization expense in 2003 resulting from the change in our reserve estimates is immaterial to depreciation, depletion and amortization expense per ton of $4.01 for that period.

H Roger Shwall October 19, 2004 Page 5

We have discussed the per ton impact on amortization expense in the MD&A section at page 31.

Management - page 74

8.

Further revise the sketches to eliminate any remaining gaps or ambiguities with regard to time in the five-year descriptions.  For example, refer to the sketches you provide for James Wilson and Alan Crown.

Response:

We have revised the disclosure, beginning on page 60 of Amendment No. 2, as requested.

Financial statements

Note - 1 (h) Impairment of Long-Lived Assets - page F-12

9.

We have reviewed your response to our prior comments and it is still unclear why your write-offs of assets due to abandonment did not constitute an impairment charge.  Tell us the timing of your determination to no longer mine the area you reference.  Further, tell us why this decision did not represent a triggering event.  In addition, your disclosures on page 31 and 34 do not make reference to the “unfavorable geologic conditions” you cite in your response.  Please expand these disclosures to clearly indicate the reason for the adjustment.

Response:

In 2002, we determined that we had several isolated depreciable assets that were not being used.  Based on the individual facts and circumstances for each asset, we determined that we would abandon these assets.  The following are examples of the type of assets that we abandoned:

•

A preparation plant and tipple at the Bledsoe operations that were closed due to lack of economic reserves or depleted reserves.  The costs associated to relocate this plant and tipple made moving it uneconomical.

• Coal silos at our Bell County operations used to store coal that incurred significant damage in 2002. We determined that it was cost prohibitive to repair these silos.

H Roger Shwall October 19, 2004 Page 6

	•	A tipple at our McCoy Elkhorn operations that was closed due to depleted reserves.

	•	Mining equipment at our Bledsoe operation that was determined to be worn out and unable to be repaired.

Due to the geographic areas where all of the abandoned assets were located, it was not economically feasible to move, salvage, or sell these types of assets. Therefore, as use of those assets ceased in 2002, the remaining net book value was written-off.

We performed an impairment test of our long-lived assets as of December 31, 2002 under the provisions of SFAS No. 141.  No impairment charges were recognized because the undiscounted cash flows provided from the use of the long-lived assets exceeded their recorded book values.

We have expanded the disclosures on pages 31 and 34 of Amendment No. 2 to more clearly reflect this transaction.

Note- 1 (u) Adoption of New Accounting Pronouncements - page F-15

10.

We note your response to our prior comment number 57.  We note that your disclosure that you have outstanding surety bonds with third parties for post-mining reclamation totaling $25.0 million.  Tell us what the amounts posted as surety bonds represent.  Also, tell us why you do not believe it is appropriate to consider amounts posted as surety bonds in your asset retirement obligation determination.  Address paragraph 16 of SFAS 143.

Response:

The $25.0 million of outstanding surety bonds represents the amount the Commonwealth of Kentucky requires us to post to insure that the required reclamation work at the end of the mining permit will be performed.  The amount is strictly a mathematical calculation based on acres covered under the permit, and is not based on the detailed analysis that our mining engineers have performed in calculating our reclamation obligation estimates.  While the bond amounts can be used as a general indicator of liabilities, we believe that the detailed analysis approach that our engineers use is more accurate.

The posted surety bonds are in place to provide assurance that we will satisfy our asset retirement obligation (ARO), but do not satisfy or extinguish any portion of our liability.  The possibility that a third party will satisfy the ARO does not relieve us from our responsibility for the obligation.  Therefore, we do not believe it is appropriate to consider the amounts posted as surety bonds as a reduction in our ARO determination.

H Roger Shwall October 19, 2004 Page 7

We account for the cost associated with complying with the assurance provisions (surety bonds) separately from the asset retirement obligation.

11.

We are unable to locate your reconciliation required by paragraph 22(c) of SFAS 143 in note 1(u).  It appears from your response that you intended to move a reconciliation from prior note 16.  The roll-forward in your prior note 16, did not include all the items required by paragraph 22(c) of SFAS 143.  Please provide the appropriate reconciliation in your next amendment.

Response:

We have included the appropriate reconciliation in Amendment No. 2. Please refer to note 1(u) on page F-20 of the marked version of Amendment No. 2.

Note 1 - Segments

12.

We have reviewed your response to prior comment number 58.  As noted previously, you have indicated that you manage their operations based on five operating companies.  We would expect each mine site to have unique characteristics both in terms of the customer base, the quality of the product being mined, and the cost to sell the products.  As previously requested, provide us with a comprehensive analysis that addresses each of the factors identified in paragraph 17 of SFAS 131 to conclude that you operate in one segment.  We expect that this analysis will include:

(a)

List each your operating segment, as defined by paragraph 10 of SFAS 131, that you aggregated and support your aggregation of these operating segments under paragraph 17 of SFAS 131.  Address the following for each operating segment.

(i)

Identify the financial measures used by management to evaluate each operating segment and why they are similar for all components in each aggregated group.  Provide a schedule that identifies these measures over the past five years.

H. Roger Schwall October 19, 2004 Page 8

Response:

We use the same financial measures across the five operating segments.  We use Operating Profit per Ton Before SG&A (OPPT), Operating Costs per ton Before SG&A (OCPT) and Average Sales Price per Ton (ASP).  Of the three measures, ASP is our lowest priority measure for the operating segments individually, as the operating segments have limited control over the specific shipments that are allocated to their loadout facilities.  The ASP per operating segment is affected by which contracts are shipped from that operating segment.  As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our two most prominent management operating measures are Clean Tons per Linear Foot of Advance (CTPLF) and Linear Feet per Man Hour (LFPMH).  We have included a schedule of both the financial and operating metrics by operating segment for the past five years.

(ii) Explain in detail why the operating measures are relevant to evaluating the performance and outlooks of the operating segments.

Response:

The financial and operating measures allow us to measure our productivity and mine management across all mines in our portfolio.  To a lesser extent, we measure our performance against other companies in our industry when the data is known and directly comparable.

(iii) Explain how the economic characteristics are similar for all components in each aggregated group.

Response:

The economic characteristics of each operating segment are substantially similar.  All of our mines are underground operations located in eastern Kentucky.  All company mines utilize the room and pillar method of coal extraction using Joy continuous miners and Fletcher roof bolting equipment.  These common methods and equipment result in similar costs across operating segments.  Many of the items consumed in our mining operations are from common vendors using a centrally negotiated cost structure.  The staffing and labor costs are substantially similar across our enterprise.  The total costs per ton by operating segment are shown on the supplemental schedule being provided by courier to Mike McCoy.

(iv) State whether historical trends are expected to continue.

Response:

We expect historical trends to continue.  To the extent that historical trends do not continue, we expect the impact to be substantially similar with each operating segment (i.e., cost of raw materials).

H. Roger Schwall October 19, 2004 Page 9

(v)

Compare and contrast each operation in terms of the type and quality of the coal that you are extracting, the methods used to extract it, the shape and distribution of the deposit, and the expected life of your proven and probable reserves.

Response:

We have included the type and quality of coal and the methods to extract it for each operating segment on the supplemental schedule being provided by courier to Mike McCoy.

The shape and distribution of the deposit are contained in the reserve maps previously provided.

We have included the expected life of our reserves for each operating segment on the supplemental schedule being provided by courier to Mike McCoy.

(vi)

Compare and contrast the cost to extract the coal.  Identify the type of mining operations at each operating segment.  In cases where multiple mining methods are used, identify the% of production attributable to each.

Response:

We have included the cost to extract the coal and the type of mining operations at each operating segment on the supplemental schedule being provided by courier to Mike McCoy.

(vii) Identify encumbering commitments, such as royalties and their impact on the economics of the mining operation.

Response:

We have included the average royalty for each of the five operating segments on the supplemental schedule being provided by courier to Mike McCoy.  In addition to the royalty rates, the non-royalty economic terms (such as minimum tonnage production or payments and payment of unmined mineral taxes) are substantially similar for all coal leases across our operating segments.

H. Roger Schwall October 19, 2004 Page 10

(b) The nature of the products and services

(i)

Identify the type of product mined (e.g., steam, metallurgical).  Identify, for each operating segment, the different characteristics of the coal mined and explain how this impacts the price per ton, and the customers base that uses that type of coal.  We would expect that these factors could include energy, sulfur content and transportation.

Response:

The nature of the products and services is substantially similar for each of the operating segments.  Each of our five operating companies produces both utility steam coal and industrial stoker coal.  We do not produce or sell metallurgical coal.  More than 80% of the shipments from each operating company are utility steam coal (see the supplemental schedule being provided by courier to Mike McCoy).  The quality characteristics of our coal do not have material variances between the operating segments.  As one indication of the similarity of our products across the operating segments, our utility customers generally permit us to ship coal from any of our loadout facilities from available inventory across our operating segments.

(c) The nature of the production processes

(i)

We note that you use contract-mining services at certain mines.  Also, for each operating segment identify the type of mining methods used and the% of total production attributable to each.  Indicate the impact the use of a particular mining method has on your cost to produce a product.  For each operating segment identify the extent to which additional processing is required prepare the product for sale.

Response:

The nature of the production process is substantially similar for each of the operating segments.  All of our company mines utilize continuous miners for room and pillar extraction of the coal.  We receive approximately 11% of our coal from sources other than company mines.  Most of this coal is mined from underground room and pillar operations similar to our own with similar cost structures.  Approximately 3% of our coal comes from surface mining operations operated by contract mining companies.

We have included the source of coal for each operating segment on the supplemental schedule being provided by courier to Mike McCoy.

We have included the cost of company mined coal for each operating segment along with the cost of coal for our contract mines in 2003 below:

H. Roger Schwall October 19, 2004 Page 11

2003 Deep Mine Cost	Bell County	Bledsoe	Blue Diamond	Leeco	McCoy Elkhorn

Company Mines	28.19	31.09	37.26	30.94	27.63
Contract Mines	28.37	N/A	28.73	N/A	26.87

The costs are similar, except for Blue Diamond, which experienced abnormally high costs in 2003.  The extent of processing that is required is substantially similar across our operating segments.  Virtually all of our coal is washed in a preparation plant prior to shipment.

(d) The type or class of customer for their products and services

(i) For each operating segment, identify the percentage of total production committed under customer contracts.

Response:

The type or class of the customers is substantially similar for each of the operating segments. Each operating segment sells more than 80% of its coal to the electric utility industry.

Our operating segments do not have specific customer contracts.  James River Coal Company is the seller under all of our utility contracts.  In addition, the contracts give us the flexibility to ship coal under the contract from any of our loadout facilities depending on the availability of coal and trains.

(e) The methods used to distribute their products or provide their services

(i) Identify this by operating segment. Additionally, indicate the distance that you are required to ship your product to reach your customers and the impact this has on your pricing.

Response:

Virtually all of our coal from each operating segment is shipped by rail. More than 90% of our coal is shipped by CSX rail.

H. Roger Schwall October 19, 2004 Page 12

Most of our coal is shipped between 200 and 600 miles.  We are not involved in the shipping decision.  Our coal is shipped FOB loadout.  The transportation contract is between the utility and the railroad.  We do not consider shipping arrangements in our pricing decisions.

(f) The nature of the regulatory environment

(i) Identify the primary state that the operating segment operates. Address the impact state and local taxation have on your costs of operations.

Response:

All operating segments are located in eastern Kentucky. State and local taxation is similar to other similarly situated companies in eastern Kentucky and equal across all operating segments.

(ii) Identify, by operating segment, the regulatory cost, including reclamation, per ton to produce your product and explain any differences.

Response:

The nature of our regulatory environment is substantially similar for each of our operating segments.  All of our mining operations are underground operations conducted in eastern Kentucky. Our state taxes include Kentucky severance tax of 4.5% of the sales price and apply to all of our operations. The Federal Black Lung excise tax is $1.10 per ton on all deep mine production and $.55 per ton on surface production and apply to all of our operations.  Subsequent to the adoption of SFAS 143, reclamation expense is included in depreciation expense of the ARO asset and accretion expenses of the ARO liability.

Based on all of the foregoing, we believe that all five of our operating segments exhibit similar economic characteristics.  Since all the operating segments use the same type of equipment, with a similar number of employees per crew, mining in similar or the same types of coal seams, the cost per ton should be similar over the long-term.  There can be differences in cost per ton in our operating segments due to temporary geological conditions that increase or decrease cost.  Our contract mines are staffed similarly to our company mines, use similar equipment and mine in similar seams of coal.  Because of all of the above reasons, we believe it is proper to aggregate all of our operating segments into a single operating segment for financial reporting purposes.

H. Roger Schwall October 19, 2004 Page 13

Exhibit 5

13.	Please obtain and file an updated opinion that refers to the most current amendment and that specifies the correct number of shares.

Response:

We have filed an updated opinion from Kilpatrick Stockton LLP, as requested.

Engineering Comments

14.

We note your response to our question number 67 did not address the economic feasibility or viability of your estimating reserve parameters.  The USGS circular 891 does not address economic metrics in reserve and resource determination, just the geologic parameters.  The Marshall Miller & Associates report within Volume I also specifically states on page 7 that only geologic parameters, such as the lateral extent, coal thickness, and quality were reviewed.  The mineability, marketability, economic feasibility of mining these reserves was not within the Marshall Millers and Associates “scope of work”.  Supplementally provide pertinent production & cost information developed for your current life of mine (LOM) plan for each coal company.  We emphasize that Industry guide 7 does require disclosure of the total cost for each property and its associated plant and equipment.  This request would apply to the mines, wash plants, and auxiliary facilities, including the fixed and mobile equipment for each coal company.  These current mine plans should include the following:

	•	Property descriptions (LOM-all properties)
		•	Mining, processing and transportation methods employed
		•	General list of fixed & mobile equipment
		•	Equipment condition and maintenance practices
		•	Details as to modernization & useful life of the plant & mobile equipment
		•	Subsurface improvements
		•	Transportation & haulage systems
		•	Personnel requirements
		•	Production schedules (LOM-all properties)
		•	Operator and contractor mined (from reserves) coal sales, tons
		•	Stockpile adjustments and blending requirements, if any
		•	Total mine production and contractor (from reserves), tons

H. Roger Schwall October 19, 2004 Page 14

		•	Spot purchases (other than reserve), tons
		•	Costs (LOM-all properties)
		•	Total revenue, sales price
		•	Mining Cost
		•	Contractor mining cost or purchase price - contractor and spot purchases
		•	Processing cost, transportation & cost of sales
		•	Overhead cost
		•	Capital requirements (LOM-all properties)
		•	Project capital
		•	Sustaining capital
		•	Working capital
		•	Cash flow projection

Response:

We have supplementally provided information directly to Mr. Baer in response to this comment, via overnight deliveries sent on October 13, 2004 and October 19, 2004.

15.

Please note the Marshall Miller & Associates report provided of measurements of existing coal reserves, but the mining criteria used to determine these reserves was not presented.  Define the following reserve criteria items for each of the five mining companies.

	•	Minimum coal thickness
	•	Maximum or minimum inter-seam thickness
	•	Maximum mining depth
	•	Maximum overburden thickness
	•	Minimum coal quality & heat values
	•	Significant structural conditions, old mine workings & hydrologic conditions, water inflow, roof & floor conditions, and methane or ventilation concerns
	•	Minimum annual economic tonnage, Maximum annual production
	•	Minimum mining recovery and dilution factors
	•	Minimum wash plant recovery & total capacity
	•	Stripping ratios, if applicable

Response:

We have supplementally provided information directly to Mr. Baer in response to this comment, via overnight deliveries sent on October 13, 2004 and October 19, 2004.

H. Roger Schwall October 19, 2004 Page 15

16.

Under the business subsection on page 50, the information provided in response to question number 71 did not justify those reserves without a specific site sample.  This drill data indicates the presence of coal, but does not address coal quality.  Supplementally provide the following:

	•	Where are those drill holes located?
	•	Are the drill holes grouped within a specific area or are they evenly distributed?
	•	Are there any studies that demonstrate coal seam quality continuity between the drill holes? 1f these studies address the above coal samples, please provide.

Response:

We have supplementally provided information directly to Mr. Baer in response to this comment, via overnight deliveries sent on October 13, 2004 and October 19, 2004.

            The Staff is requested to direct any questions regarding this amendment and the responses made in this letter to the undersigned at (404) 815-6444 or to Neil Falis at (404) 815-6609.

            Thank you for your assistance and prompt attention to this matter.

Sincerely,

/s/ David A. Stockton

David A. Stockton

Cc:	Peter T. Socha Michael McCoy Roger Baer